CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Signs Cooperation Agreement with Zhejiang University in China

June 1st, 2011 CNW Group: CIBT Education Group Inc. (NYSE AMEX: MBA) (TSX: MBA) (“CIBT Group”) is pleased to announce that it has signed a Cooperation Agreement with the Zhejiang University (Zhejiang”), to jointly launch programs in English Language Training and Tourism & Hospitality Management.  The program content will be supplied by CIBT Group and the facilities, instruction, and local marketing will be provided by Zhejiang.  CIBT Group’s subsidiary, King George International College, one of the largest English training providers in Canada will supply the English Language Training programs and CIBT’s exclusive license with the American Hotel & Lodging Association Educational Institute (AHLA-EI) will provide the content for the Tourism & Hospitality Management programs.

“This agreement demonstrates CIBT China’s transformation to a Business to Business (B2B) model supported by our Global Learning Network (“GLN”) platform,” commented Toby Chu, Vice-Chairman, President, and CEO of CIBT Group.  “We will continue to expand our Global Learning Network with credible and prestigious institutions overseas such as Zhejiang University.  CIBT will supply them with western content and teaching personnel from our GLN studios in Vancouver and Beijing in order to complement their academic offering to Chinese students.”

About Zhejiang University:

Established in 1897, Zhejiang University is one of China’s oldest and most prestigious institutions of higher education. Named by the Chinese government as one of nine members of China’s C9 League which is an association of China’s top universities, Zhejiang is highly regarded both nationally and internationally. Zhejiang also boasts one of the largest academic libraries in the country, possessing over 6.9 million volumes. The university is located approximately 180km southwest of Shanghai in the city of Hangzhou, Zhejiang Province. There are over 8,241 faculty and staff employed by the university and over 43,368 full-time students.

Zhejiang University has 122 specialties for undergraduate studies, and it is entitled to confer masters degrees in 326 programs and doctoral degrees in 254 programs. The university also maintains partnerships with many other schools including Simon Fraser University located in British Columbia, Canada and the University of Florida located in Florida, United States. Zhejiang consistently ranks among the top 3 universities in China by the China Academy of Management.

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE Amex, CIBT Group owns and operates a network of business, technical and language colleges and has cooperative joint programmes at over 70 locations in 18 countries. Its subsidiaries include Sprott-Shaw Community College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, automotive maintenance, information technology, hotel management and tourism, English language training, English teacher certification, and other career/vocational training. In addition to its wholly-owned subsidiaries, CIBT Group is the exclusive licensee for the American Hotel & Lodging Association Educational Institute (ALHA-EI) in China and the Philippines, and the WyoTech Automotive Institute for China. CIBT also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-888-865-0901 Email: info@cibt.net

FORWARD-LOOKING STATEMENTS:
This news release contains forward-looking statements about CIBT Education Group Inc. and its future plans. Forward-looking statements are statements that are not historical facts.  The forward-looking statements in this news release are subject to various risks, uncertainties and other factors that could cause the company's actual results or achievements to differ materially from those expressed in or implied by forward-looking statements.  With respect to the statements in this news release that CIBT will continue to expand its Global Learning Network, these risks, uncertainties and other factors include, without limitation, uncertainty as to the company's ability to achieve the goals and satisfy the assumptions of management; uncertainties as to the demand for the programs offered; and general economic factors and other factors that may be beyond the control of the company. Forward-looking statements are based on the beliefs, opinions and expectations of the company's management at the time they are made, and CIBT does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

Neither the NYSE Amex nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.